Great Geometer Software, Inc.

(a Delaware Corporation)

Unaudited Financial Statements

As of the years ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Great Geometer Software, Inc.

Table of Contents





Independent Accountant's Review Report

July 30, 2025
To: Board of Directors of Great Geometer Software, Inc.
Attn: Jose A. Restrepo, Founder
Re: 2024-2023 Financial Statement Review– Great Geometer Software, Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Great Geometer Software, Inc., which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Great Geometer Software, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
July 30, 2025





Great Geometer Software, Inc.
BALANCE SHEETS
December 31, 2024 and 2023
(Unaudited)

ASSETS	2024	2023
Current Assets		
Cash and cash equivalents	$ -	$ -
Total Current Assets	-	-
Other Assets		
Intangibles, net	194,000	130,000
Total Other Assets	**194,000**	**130,000**
Total Assets	**$194,000**	**$130,000**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2024	2023
Current Liabilities		
Accounts payable	$ -	$ 940
Total Current Liabilities	-	940
Long-Term Liabilities		
Due to related party, long-term	$ 220,000	$ 130,000
Total Long-Term Liabilities	220,000	130,000
Total Liabilities	220,000	130,940
Stockholders' Equity		
Common Stock, $1.00 par value; 10,000 shares authorized; 10,000 shares issued and outstanding as of December 31, 2024 and 2023	10,000	10,000
Subscription receivable	(10,000)	(10,000)
Additional Paid in Capital	4,893	1,424
Accumulated Deficit	(30,893)	(2,364)
Total Stockholders' Equity	**(26,000)**	**(940)**
Total Liabilities and Stockholders' Equity	**$194,000**	**$130,000**

The accompanying footnotes are an integral part of these financial statements.

Great Geometer Software, Inc.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Revenues	$ -	$ -
Cost of goods sold	-	-
Gross profit margin	-	-
Operating Expenses		
Advertising and marketing	-	-
General and administrative	2,529	429
Amortization	26,000	-
Total Operating Expenses	28,529	429
Net Income (Loss)	$ (28,529)	$ (429)

The accompanying footnotes are an integral part of these financial statements.

Great Geometer Software, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Stock		Stock subscription receivable		Additional Paid in Capital		Retained Earnings/ (Accumulated Deficit)		Total Stockholders' Equity	
	Shares	Value ($ par)								
Balance as of December 31, 2022	10,000	$ 10,000	$	(10,000)	$	1,320	$	(1,935)	$	(615)
Stockholder contributions	-	-		-		104		-		104
Net loss	-	-		-		-		(429)		(429)
Balance as of December 31, 2023	10,000	$ 10,000	$	(10,000)	$	1,424	$	(2,364)	$	(940)
Stockholder contributions	-	-		-		3,469		-		3,469
Net loss	-	-		-		-		(28,529)		(28,529)
Balance as of December 31, 2024	10,000	$ 10,000	$	(10,000)	$	4,893	$	(30,893)	$	(26,000)

The accompanying footnotes are an integral part of these financial statements.

Great Geometer Software, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (28,529)	$ (429)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Amortization	26,000	$ -
Changes in operating assets and liabilities:		
Accounts payable	(940)	325
Due to related party	90,000	130,000
Net cash provided by (used in) operating activities	**86,531**	**129,896**
Cash Flows from Investing Activities		
Purchases of intangibles	(90,000)	(130,000)
Net cash used in investing activities	**(90,000)**	**(130,000)**
Cash Flows from Financing Activities		
Stockholder contributions	3,469	104
Net cash provided by (used in) financing activities	**3,469**	**104**
Net change in cash and cash equivalents	**-**	**-**
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ -	$ -
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

GREAT GEOMETER SOFTWARE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Great Geometer Software, Inc. ("Company") was formed in the State of Delaware on March 24, 2022. The Company is developing an MVP-stage platform to originate and trade land-use carbon credits by leveraging global geospatial digital infrastructure.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2024, the Company did not yet have a bank account.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The Company's contracts consist of advertising agreements. The Company's contracts relate to the delivery of specifically identifiable products and have a single performance obligation. Revenues do not include sales or other taxes collected from customers. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied.

As of December 31, 2024 and 2023, the Company was pre-revenue and has not received any consideration for any future sales.

GREAT GEOMETER SOFTWARE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company recognizes income taxes based on the tax effects of transactions reported in the financial statements, including current and deferred taxes. Deferred tax assets and liabilities arise from temporary differences between financial reporting and tax bases of assets and liabilities. A valuation allowance is recorded when it is more likely than not that some portion of deferred tax assets will not be realized.

No income tax provision was recorded for the period from inception through December 31, 2024, as the Company had no taxable income. As of that date, there were no unrecognized tax benefits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INTANGIBLES

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development, the Company will capitalize the costs to develop the platform. Research is the planned efforts of a company to discover new information that will help create a new product or service are expensed. Maintenance of the platform will be expensed. Capitalized software is amortized over its estimated useful life on a straight-line basis. The Company amortizes software development costs over a five-year useful life.

As of December 31, 2024 and 2023, intangible assets consisted of the following:

	2024	2023
Software	220,000	130,000
Less: Accumulated amortization	(26,000)	-
	194,000	130,000

Amortization expense charged to operations for the years ended December 31, 2024 and 2023 amounted to $26,000 and $0, respectively.

Estimated future amortization of intangible assets is as follows for the years ended December 31,:

2025	44,000
2026	44,000
2027	44,000

GREAT GEOMETER SOFTWARE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

2028		44,000
2029		18,000
	$	194,000

NOTE 4 – DUE TO RELATED PARTY, LONG-TERM

During the years ended December 31, 2024 and 2023, the Company engaged in transactions with a related party. The Company received software development and consulting services from its founder, who invoiced the Company in the amount of $90,000 and $130,000 for the years ended December 31, 2024 and 2023, respectively. These services were provided directly by the founder in his capacity as an independent service provider.

The founder is both a principal shareholder and an executive of the Company. As of December 31, 2024, the full amount of $220,000 (cumulative for both years) represents the payable to the founder. These transactions were not conducted at arm's length and may not reflect terms that would have been achieved with an unrelated third party.

Management has evaluated the nature and extent of these related party transactions and has determined that they were necessary for the Company's operations during the respective periods.

NOTE 5 – EQUITY

The Company is authorized to issue 10,000 shares of Common stock, $1.00 par value. As of December 31, 2024 and 2023, 10,000 shares of common stock were issued and outstanding.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Since inception, the Company has relied on contributions from its owners to fund operations. As of December 31, 2024, the Company has incurred recurring losses and has an accumulated deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

Management plans to address this uncertainty through securing additional financing, including proceeds from a Regulation Crowdfunding (RegCF) campaign, potential new investments, and revenue from operations if and when such revenues materialize. However, there is no assurance that such funding will be available or sufficient to meet the Company's operating needs.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunding Offering

GREAT GEOMETER SOFTWARE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

The Company intends on offering (the "Crowdfunded Offering") to the public shares of common stock. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Amendment of Authorized Common Stock

On April 1, 2025, the Company amended its Certificate of Incorporation to increase its authorized common stock to 10,000,000 shares, with a par value of $0.0001 per share.

Management's Evaluation

Management has evaluated subsequent events through July 30, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.